UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                             Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, April 22, 2010, and entitled “Orbotech to Host Investor and Analyst Day on June 8, 2010”.

FOR IMMEDIATE RELEASE

ORBOTECH TO HOST INVESTOR AND ANALYST DAY ON JUNE 8, 2010

YAVNE, ISRAEL — April 22, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced that the Company will be hosting an Investor and Analyst Day on Tuesday, June 8, 2010, from 9:00 a.m. until 4:00 p.m. PDT, at its offices in San Jose, CA, U.S.A. The event will feature an in-depth look at Orbotech, including presentations by senior management, as well as live demonstrations of the Company’s PCB and FPD systems.

Commenting on the event, Mr. Adrian Auman, Corporate Vice President of Investor Relations said: “This will be an excellent opportunity for investors to meet directly with the Company’s senior management, learn about our corporate assets, technologies and infrastructure and find out more about our strategies and plans.”

For information about attending this event, please contact Mr. Adam Rosen at arosen@rkequity.com or (646) 244-2412.

A live web cast of the conference presentations will also be available on the Company’s website (www.orbotech.com) on which access details will be made available in advance.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters, as well as substantial research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: April 23, 2010